UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 8, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

LOSS-OF-LIFE INCIDENT AT HARMONY’S TSHEPONG NORTH MINE

Johannesburg, Wednesday, 8 March 2023. Harmony regrets to advise that an employee tragically lost his life on Tuesday morning, 7 March 2023, following a rigging related incident at its Tshepong North mine, near Welkom, in the Free State province.

“This loss of life is a tragedy for Harmony and indeed the mining industry at large. Having celebrated the safe start to the calendar year, these incidents remind us that we cannot ever be complacent, and that workplace safety is non-negotiable,” Peter Steenkamp, chief executive officer for Harmony said.

Harmony expresses its deepest sympathies and condolences to the employee’s family, friends and colleagues for this loss.

The company has reached out to the relevant authorities, including the families of the deceased and the affected employees to provide assistance wherever possible.

A comprehensive internal investigation is currently underway.

For more details contact:

Ofentse Mpitso
Acting Head of Communications
+27 (0)83 294 5667 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

8 March 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 8, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director